Yucheng Reports Unaudited Fourth Quarter and Full Year 2011 Financial Results

BEIJING, February 15, 2012 /PRNewswire-Asia-FirstCall / -- Yucheng Technologies Limited (Nasdaq: YTEC) ("Yucheng," the "Company," "we," "us" and "our"), a leading provider of IT solutions to the financial services industry in China, today announced unaudited financial results for the fourth quarter and full year ended December 31, 2011.

•	Fourth quarter software & solutions revenues of US$27.0 million, an increase of 43.9% year over year;

•	Fourth quarter net revenue of US$29.6 million, an increase of 35.1% year over year, and fourth quarter net revenue (Non-GAAP)[1] of US$29.7 million, an increase of 35.7% year over year;

•	Fourth quarter operating income of US3.9 million, an increase of 38.9% year over year, and fourth quarter operating income(Non-GAAP)[4] of US$4.3million, an increase of 20.0% year over year;

•	Fourth quarter operating margin of revenue of 13.1%, as compared to 12.7% in the prior year period, and fourth quarter operating margin of net revenue (Non-GAAP)[5] of 14.5%, as compared to 16.4% in the prior year period;

•	Fourth quarter net income of US$3.5 million, or US$0.17, as compared to net loss of US$1.6 million, or loss of US$0.08 per share in the prior year period, and fourth quarter net income (Non-GAAP)[6] of US$3.9 million, or US$0.20 per share, as compared to net loss of US$0.8 million, or loss of US$0.04 per share in the prior year period;

•	Full year total revenue (Non-GAAP) guidance for FY 2012 of US$90.0-92.0 million and EPS (Non-GAAP) of US$0.50.

“We concluded the fiscal year 2011 with another quarter of solid results. We achieved better revenue growth in 2011 than we originally forecasted at the beginning of the year. Looking back over the past two years, we have made steady improvements in management of our operations and turned the company towards positive growth, which is demonstrated by the excellent execution of our operations for eight consecutive quarters,” said Mr. Weidong Hong, CEO of Yucheng. “Building upon the No. 1 position in the industry, we are committed to further improving our operations and expanding the market share. We look forward to continuing the quarter over quarter of excellent execution to deliver solid and sustainable financial results.”

Fourth Quarter 2011 Financial Results

Total revenues for the fourth quarter of 2011 were US$29.6 million, an increase of 35.1% year over year and an increase of 55.1% sequentially. Net revenues (non-GAAP) for the fourth quarter of 2011 were US$29.7 million, an increase of 35.7% year over year and an increase of 57.1% sequentially. The year over year increase in revenues was primarily due to the strong demand for our software solutions from our customers.

Gross margin for the fourth quarter of 2011 was 42.8%, compared to 50.7% in the prior year period and 49.7% in the previous quarter. Gross margin of net revenues (non-GAAP)2 for the fourth quarter of 2011 was 42.7%, compared to 50.9% in the prior year period and 50.2% in the previous quarter. The decrease in gross margin year over year was due mainly to the increase in labor costs, project bonus, the decrease of resale services and increased subcontracting to our strategic partner where our margin is significantly lower.

Software & solutions revenues for the fourth quarter of 2011 were US$27.0 million, an increase of 43.9% year over year and an increase of 50.2% sequentially, the latter reflecting both the inherent seasonality and buoyant demand for our software solutions.

1

Gross margin of the software & solutions business for the fourth quarter of 2011 was 43.0%, compared to 49.0% in the prior year period and 46.2% in the previous quarter. The decrease in the gross margin was primarily due to the increase in labor costs including additional project bonus this year and increased subcontracting to our strategic partner where our margin is significantly lower.

Platform & maintenance services revenues for the fourth quarter of 2011 were US$2.7 million, compared to US$3.2 million in the prior year period and US$1.1 million in the previous quarter. Net revenues of platform & maintenance services (non-GAAP) for the fourth quarter of 2011 were US$2.7 million, compared to US$3.1 million in the prior year period and US$0.9 million in the previous quarter.

Gross margin of platform & maintenance services business for the fourth quarter of 2011 was 40.1%, compared to 60.6% in the prior year period and 104.2% in the previous quarter. Gross margin of net revenues (non-GAAP) for platform maintenance services in fourth quarter of 2011 was 39.5%, compared to 61.8% in the prior year period. The decrease in gross margin (non-GAAP) was due mainly to the decrease of resale services.

Total operating expenses for the fourth quarter of 2011 increased 5.6% year over year and increased 21.1% sequentially to US$8.8 million. Total operating expenses (non-GAAP)3 for the fourth quarter of 2011 increased 11.0% year over year and increased 27.3% sequentially to US$8.4 million. The year-over-year increase was attributable mainly to the increase of labor costs and the increase of research and development expenses for enhancing our research and development capability.

Income from continuing operations for the fourth quarter of 2011 was US$3.9 million, compared to US$2.8 million in the prior year period and US$2.2 million in the previous quarter. Income from continuing operations (non-GAAP) for the fourth quarter of 2011 was US$4.3 million, compared to US$3.6 million in the prior year period and US$2.9 million in the previous quarter.

Operating margin of total revenue was 13.1% for the fourth quarter of 2011, compared to 12.7% in the prior year period and 11.7% in the previous quarter. Operating margin of net revenues (non-GAAP) was 14.5% for the fourth quarter of 2011, compared to 16.4% in the prior year period and 15.4% in the previous quarter.

In the fourth quarter of 2011, net income from continuing operations was US$3.5 million, or US$0.17 per diluted share, compared to US$2.3 million, or US$0.12 per diluted share in the prior year period and US$1.9 million, or US$0.10 per diluted share in the previous quarter.

Net income from continuing operations (non-GAAP) was US$3.9 million in the fourth quarter of 2011 or US$0.20 per diluted share. Net income (non-GAAP) in the prior year period was US$3.1 million or US$0.16 per diluted share. Net income from continuing operations (non-GAAP) in the previous quarter was US$2.6 million or US$0.14 per diluted share.

In the fourth quarter of 2011, the Company recorded net income of US$3.5 million, or US$0.17 per diluted share, compared to US$-1.6 million, or US$-0.08 per diluted share in the prior year period and US$1.9 million, or US$0.10 per diluted share in the previous quarter.

Net income (non-GAAP) was US$3.9 million in the fourth quarter of 2011 or US$0.20 per diluted share. Net income (non-GAAP) in the prior year period was US$-0.8 million or US$-0.04 per diluted share. Net income (non-GAAP) in the previous quarter was US$2.6 million or US$0.14 per diluted share.

2

As of December 31, 2011, Yucheng had cash and cash equivalents and restricted cash totaling US$32.5 million, compared to US$18.7 million as of September 30, 2011 and US$24.5 million as of December 31, 2010. Operating cash flow in the fourth quarter of 2011 was a net inflow of US$13.3 million.

2011 Financial Results

Total revenues in 2011 were US$77.1million, an increase of 26.5% year over year. Net revenues (non-GAAP) in 2011 were US$76.9 million, an increase of 28.7% year over year. The year over year increase in revenues was primarily due to the strong demand for our software solutions from our customers.

Gross margin in 2011 was 47.0%, compared to 48.8% in 2010. Gross margin of net revenues (non-GAAP) in 2011 was 47.1%, compared to 49.8% in 2010. The decrease in gross margin year over year was due mainly to the increase in labor costs, project bonus, the decrease of resale services and increased subcontracting to our strategic partner where our margin is significant lower.

Software & solutions revenues in 2011 were US$69.2 million, an increase of 34.7% year over year. The year over year increase in software & solutions revenues was primarily due to higher demand for our software solutions. Gross margin of the software & solutions business in 2011 was 45.2%, compared to 49.8% in 2010. The decrease in the gross margin was primarily due to the increase in labor costs including additional project bonus this year and increased subcontracting to our strategic partner where our margin is significantly lower.

Platform & maintenance services revenues in 2011 were US$7.9 million, compared to US$9.6 million in 2010. Net revenues of platform & maintenance services (non-GAAP) in 2011 were US$7.7 million, compared to US$8.4 million in 2010. Gross margin of platform & maintenance services business in 2011 was 62.9%, compared to 43.3% in 2010. Gross margin of net revenues (non-GAAP) for platform maintenance services in 2011 was 64.3%, compared to 49.3% in 2010. The increase in gross margin (non-GAAP) was due mainly to the adjustment of the accrued service fee to China Financial Certification Authority (CFCA), our partner in the e-banking ASP business.

Total operating expenses in 2011 increased 15.9% year over year to US$27.9 million. Total operating expenses (non-GAAP) in 2011 increased 15.7% year over year to US$ 26.3 million. The year-over-year increase was attributable mainly to the increase of labor costs and the increase of research and development expenses for enhancing our research and development capability.

Income from operations in2011 was US$8.3 million, compared to US$5.6 million in 2010. Income from operations (non-GAAP) in 2011 was US$10.0 million, compared to US$7.0 million in 2010.Operating margin of total revenue was 10.8% in 2011, compared to 9.2% in 2010. Operating margin of net revenues (non-GAAP) was 13.0% in 2011, compared to 11.8% in 2010.

In 2011, net income from continuing operations was US$7.1 million, or US$0.36 per diluted share, compared to US$5.2 million, or US$0.27 per diluted share in 2010.Net income from continuing operations (non-GAAP) was US$8.7 million in 2011 or US$0.45 per diluted share. Net income (non-GAAP) in 2010 was US$6.6 million or US$0.35 per diluted share.

3

In 2011, the Company recorded net income of US$7.1 million, or US$0.36per diluted share, compared to US$0.3 million, or US$0.02 per diluted share in 2010.

Net income (non-GAAP) was US$8.7 million in 2011 or US$0.45 per diluted share. Net income (non-GAAP) in 2010 was US$1.7 million or US$0.09 per diluted share.

Operating cash flow in 2011 was a net inflow of US$6.6 million.

Business Outlook

We expect our software & solution revenues to grow 20-25% in 2012 and our platform & maintenance services revenue to decline about 10%. The gross margin of the software & solution also is anticipated to decline to 43% while the non-GAAP operating margin will be maintained at the level of 13.0%, mostly due to the fact that wage inflation pressure remains high for 2012.

For the quarter ending March 31, 2012, Yucheng expects net revenue (non-GAAP) to be approximately US$14.5 million and net income (non-GAAP) per share of US$0.01.

For the full year of 2012, Yucheng expects net revenue (non-GAAP) to be approximately US$90.0-92.0 million and net income (non-GAAP) per share of US$0.50.

4

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited)

Dec 31, 2011 and Dec 31, 2010

	2011.12.31	2010.12.31
	USD	USD

Assets
Current assets:
Cash and cash equivalent	32,503,354	24,542,295
Trade accounts receivable, net	24,977,642	29,631,881
Costs and estimated earnings in excess of billings on uncompleted contracts	28,656,123	20,030,554
Due from related parties	1,261,459	894,806
Inventories	170,952	104,971
Pre-contract costs	3,937,775	3,663,791
Other current assets	10,899,141	10,247,008

Total current assets	102,406,446	89,115,306

Investments under equity method	5,271,122	3,751,655
Properties and equipment	8,800,683	7,911,764
Less: Accumulated depreciation	(4,188,825)	(3,320,121)
Properties and equipment, net	4,611,858	4,591,643
Intangible assets, net	4,311,542	3,761,043
Goodwill	31,130,863	28,539,659
Deferred tax assets	1,513,451	1,601,666

Total assets	149,245,282	131,360,972

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YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited continued)

Dec 31, 2011 and Dec 31, 2010

	2011.12.31	2010.12.31
	USD	USD

Liabilities and stockholders' equity
Current liabilities:
Short term loan	19,037,556	12,230,661
Obligations under capital leases	0	47,493
Trade accounts payables	10,143,115	11,719,297
Billings in excess of costs and estimated earnings on uncompleted contracts	6,011,312	3,359,694
Employee and payroll accruals	3,101,855	2,769,520
Dividends payable to ex-owners	12,218	11,624
Due to related parties	392,828	594,008
Outstanding payment in relation to business acquisitions	0	18,175
Income taxes payable	1,244,301	1,676,507
Other current liabilities	4,349,544	6,752,550
Deferred tax liabilities	77,020	125,218

Total current liabilities	44,369,749	39,304,747

Deferred tax liabilities	487,222	269,314

Total liabilities	44,856,971	39,574,061

Stockholders' equity

Preferred stock, $0.0001 par value, authorized 2,000,000 shares and none issued; Common stock, $0.0001 par value, authorized 60,000,000 shares; 18,560,014 shares and 18,949,217 shares issued and outstanding as of Dec 31, 2010 and Dec 31, 2011	3,175,459	3,021,124
Additional paid-in capital	64,035,200	59,482,750
Reserves	8,198,738	7,614,418
Retained earnings	29,312,723	21,345,252
Accumulated other comprehensive loss	(505,693)	(451,892)

Total YTEC stockholders' equity	104,216,427	91,011,652

Non-controlling interests	171,884	775,259

Total stockholders' equity	104,388,311	91,786,911

Liabilities and stockholders' equity	149,245,282	131,360,972

6

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES

Consolidated Statements of Income (Unaudited)

	Three months Ended Dec. 31		Twelve months Ended Dec. 31
	2011	2010	2011	2010
	USD	USD	USD	USD
Revenues:
Software & solutions	26,977,082	18,743,295	69,223,079	51,383,145
Platform services	0	91,046	325,775	1,277,499
Maintenance services	2,653,839	3,091,552	7,562,045	8,287,939

Total revenues	29,630,921	21,925,893	77,110,899	60,948,583

Cost of revenues:
Software & solutions	(15,371,586)	(9,550,521)	(37,908,557)	(25,780,508)
Platform services	41,264	(63,314)	(174,466)	(1,160,778)
Maintenance services	(1,631,679)	(1,191,142)	(2,753,153)	(4,261,552)

Total cost of revenues	(16,962,001)	(10,804,977)	(40,836,176)	(31,202,838)

Gross profit	12,668,920	11,120,916	36,274,723	29,745,745

Operating expenses:
Research and development	(447,672)	(367,404)	(2,455,282)	(1,590,079)
Selling and marketing	(2,717,421)	(2,903,509)	(7,208,637)	(6,758,844)
General and administrative	(5,625,940)	(5,057,712)	(18,282,877)	(15,773,851)

Total operating expenses	(8,791,033)	(8,328,625)	(27,946,796)	(24,122,774)

Income from continuing operations	3,877,887	2,792,291	8,327,927	5,622,971

7

YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES

Consolidated Statements of Income (Unaudited continued)

	Three months Ended Dec. 31		Twelve months Ended Dec. 31
	2011	2010	2011	2010
	USD	USD	USD	USD

Other income (expenses):
Interest income	23,919	16,707	68,044	48,241
Interest expense	(335,288)	(205,828)	(984,653)	(683,501)
Loss from equity method investees	(423,904)	(162,350)	(616,304)	(84,054)
Gain (loss) on disposal of intangible assets and fixed assets	(14,383)	125,992	(26,560)	651,497
Other income (expense), net	344,113	59,466	380,087	(14,423)

Income (loss) before income tax and minority interests	3,472,344	2,626,278	7,148,541	5,540,731

Income tax expense	(163,075)	(391,121)	(718,751)	(794,121)
Non-controlling interests	146,467	109,265	642,969	413,012

Net income (loss) from continued operations	3,455,736	2,344,422	7,072,759	5,159,622

Discontinued operations:
Loss from discontinued operations, net of tax	0	(3,975,113)	0	(4,862,957)

Net income	3,455,736	(1,630,691)	7,072,759	296,665

Weighted average shares used outstanding:
Basic	18,949,217	18,560,014	18,946,965	18,560,014
Diluted	19,813,967	19,501,146	19,590,898	18,949,359

Earnings per share
Basic	0.18	(0.09)	0.37	0.02
Diluted	0.17	(0.08)	0.36	0.02

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YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Unaudited)

Three Months Ended Dec 31

	2011	2010
	USD	USD

Cash flows from operating activities:
Net income (loss)	3,455,736	(1,630,690)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Depreciation	265,647	649,606
Amortization	404,396	424,668
Loss (Gain) on disposal intangible assets and fixed assets	14,383	(1,414,483)
Loss on disposal of subsidiary	0	3,838,215
Non-controlling interests	(146,467)	(109,265)
Loss (Gain) from equity method investees	423,904	(463,892)
Decrease (Increase) in trade accounts receivable, net	4,379,985	(7,029,518)
Decrease in costs and estimated earnings in excess of billing on uncompleted contracts	2,415,464	1,079,443
(Increase) Decrease in due from related parties	(171,997)	1,095,880
Decrease in inventories	585,470	1,236,902
Decrease in pre-contract costs	2,237,534	1,200,459
Increase in other current assets	(2,033,288)	(3,390,697)
Decrease in deferred tax assets - Current	0	862,563
Increase in deferred tax assets - Non-current	(2,077)	(532,545)
Increase in trade accounts payable	456,902	5,114,636
Increase in billings in excess of costs and estimated earnings on uncompleted contracts	3,823,628	753,580
(Decrease) Increase in employee and payroll accruals	(314,866)	2,576,961
Increase (Decrease) in income taxes payable	149,611	(222,585)
(Decrease) Increase in due to related parties	(1,066,863)	234,471
(Decrease) Increase in other current liabilities	(1,995,658)	8,971,388
Increase (Decrease) in deferred tax liabilities	44,452	(133,719)
Stock based compensation to independent directors	8,620	25,656
Stock based compensation to employees	360,480	723,808

Net cash provided by operating activities	13,294,996	13,860,842

9

 YUCHENG TECHNOLOGIES LIMITED AND SUBSIDIARIES

 Consolidated Statements of Cash Flows (Unaudited continued)

 Three Months Ended Dec 31

	2011	2010
	USD	USD

Cash flows from investing activities:
Capital expenditures	(831,099)	(361,705)
Payment of purchase of subsidiaries	(1,133,625)	(1,352,888)
Advances to investments under equity method	704,334	(828,836)
Proceeds from disposal of fixed assets	3,851	2,055,449
Collection of advances to investments under equity method	0	101,295
Proceeds from disposal of investments under equity method	198,384	0

Net cash used in investing activities	(1,058,155)	(386,685)

Cash flows from financing activities:
Payment of capital leases	0	(65,925)
Dividends paid to ex-owners	0	(586,378)
Proceeds from bank borrowings	1,587,075	0
Repayments of bank borrowings	0	(3,019,916)

Net cash provided (used in) by financing activities	1,587,075	(3,672,219)

Net increase in cash and cash equivalents	13,823,916	9,801,938

Cash and cash equivalents at beginning of period	18,679,438	14,740,357
Cash and cash equivalents at the end of period	32,503,354	24,542,295

10

Fourth quarter 2011 Conference Call Details

Yucheng Management will conduct a conference call to discuss the financial results of the three-month period and fiscal year period ended December 31, 2011 on , February 15, 2012 at 8:00AM EST/ 9:00PM BJT.

To participate, please dial one of the local access numbers, listed below, ten minutes prior to the scheduled start of the call. The conference call identification number is 5050.

US	+1 866 636 3243

China Toll Free Number:	800 888 0221

China Toll Number:	400 818 1262

Hong Kong Toll Number:	+852 3005 1322

All Other Participants:	+86 10 5851 1520

A recording of the call will be accessible within 48 hours on the Investor Relations section of the Yucheng's website at http://www.yuchengtech.com/english/success.php?classid=41.

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About Yucheng Technologies Limited

Yucheng Technologies Limited (NASDAQ:YTEC - News) is a leading IT service provider to the Chinese financial service providers. Headquartered in Beijing, China, Yucheng services clients from its nationwide network with approximately 2,600 employees. Yucheng provides a comprehensive suite of IT solutions to Chinese Banks including: (i) Channel Solutions, such as e-banking and call centers; (ii) Business Solutions, such as core banking systems and loan management; and (iii) Management Solutions, such as risk analytics and business intelligence. Yucheng has been ranked in the Global FinTech 100 survey of top technology partners to the financial services industry for in 2007, 2008, and 2009. The independent research firm IDC also has named Yucheng the No. 1 market share leader in China's Banking IT solution market in 2010. For more information about Yucheng Technologies Limited, please visit www.yuchengtech.com.

Reconciliation of non-GAAP Measures

This earnings release presents the following "non-GAAP financial measures" as defined by applicable U.S. securities regulations. The presentation of these non-GAAP financial measures is not meant to be considered in isolation or as a substitute for our financial results prepared in accordance with GAAP. The non-GAAP financial measures are provided as additional information to help both management and investors compare business trends among different reporting periods on a consistent and more meaningful basis and enhance investors' overall understanding of the Company's current financial performance and prospects for the future.  These non-GAAP measures have limitations, however, because they do not include all items of income and expenses that impact the Company's operations.  Management compensates for these limitations by also considering the Company's GAAP results.  The non-GAAP financial measures the Company uses are not prepared in accordance with, and should not be considered an alternative to measurements required by GAAP and should not be considered measures of the Company's liquidity.  Pursuant to relevant regulatory requirements, we are providing the following reconciliations of the non-GAAP financial measures to the most directly comparable GAAP measures.

(1) Net revenue (non-GAAP)

Yucheng's net revenue (non-GAAP) represents total revenue net of third party hardware and software costs that are passed through to our customers. We believe total revenues net of third party hardware and software costs more accurately reflects our core business, which is the provision of software solutions and services, and provides transparency to our investors. It is also the same measure used by our management to evaluate the competitiveness and development of our business.

Reconciliation of net revenues (non-GAAP) to GAAP total revenues
	2011 Q4	2010 Q4	2011 Q3	2011	2010
	(in US dollar thousands)
Total Revenues (GAAP)	29,631	21,926	19,106	77,111	60,949
Third Party Hardware Costs	-41	63	214	174	1,161
Net Revenue (non-GAAP)	29,672	21,863	18,892	76,936	59,788

Reconciliation of net revenues of platform & maintenance services (non-GAAP) to GAAP total revenues of platform & maintenance services
	2011 Q4	2010 Q4	2011 Q3	2011	2010
	(in US dollar thousands)
Total Revenues of platform & maintenance services(GAAP)	2,654	3,183	1,144	7,888	9,565
Third Party Hardware Costs	-41	63	214	174	1,161
Net Revenue of platform & maintenance services(non-GAAP)	2,695	3,119	930	7,713	8,405

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(2) Gross margin of net revenue (non-GAAP)

Gross margin of net revenues (non-GAAP) is calculated by dividing gross profit by net revenue (non-GAAP). We believe that this non-GAAP financial measure provides meaningful supplemental information regarding our performance. Management uses the gross margin of net revenue (non-GAAP) measure to gain a better understanding of the Company's comparative operating performance from period-to-period and as a basis of planning and forecasting future periods. Management believes this non-GAAP measure, when read in conjunction with the Company's GAAP gross margin and other GAAP financial metrics, provides useful information to investors by offering: a) the ability to make more meaningful period-to-period comparisons of the Company's on-going operating results; b) the ability to better identify trends in the Company's underlying business and perform related trend analysis; c) a better understanding of how management plans and measures the Company's underlying business; and d) an easier way to compare the Company's most recent results of operations against investor and analyst financial models.

Reconciliation of Gross margin (non-GAAP) to GAAP Gross margin
	2011 Q4	2010 Q4	2011 Q3	2011	2010
Gross margin (GAAP)	42.8%	50.7%	49.7%	47.0%	48.8%
Third Party Hardware Costs	-0.1%	0.2%	0.5%	0.1%	1.0%
Gross margin (non-GAAP)	42.7%	50.9%	50.2%	47.1%	49.8%

Reconciliation of Gross margin (non-GAAP) for platform & maintenance services to GAAP Gross margin for platform & maintenance services
	2011 Q4	2010 Q4	2011 Q3	2011	2010
Gross margin (GAAP)	40.1%	60.6%	104.2%	62.9%	43.3%
Third Party Hardware Costs	-0.6%	1.2%	24.0%	1.4%	6.0%
Gross margin (non-GAAP)	39.5%	61.8%	128.2%	64.3%	49.3%

(3) Operating expenses (non-GAAP)

Operating expenses (non-GAAP) excludes stock-based compensation and amortization of acquired intangible assets related to previous acquisitions. We believe that this non-GAAP financial measure provides meaningful supplemental information regarding our performance by excluding certain expenses and income that may not be indicative of our operating performance. Management uses the operating expenses (non-GAAP) measure to gain a better understanding of the Company's comparative operating performance from period-to-period and as a basis of planning and forecasting future periods. Management believes this non-GAAP measure, when read in conjunction with the Company's GAAP operating expenses and other GAAP financial metrics, provides useful information to investors by offering: a) the ability to make more meaningful period-to-period comparisons of the Company's on-going operating results; b) the ability to better identify trends in the Company's underlying business and perform related trend analysis; c) a better understanding of how management plans and measures the Company's underlying business; and d) an easier way to compare the Company's most recent results of operations against investor and analyst financial models.

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Reconciliation of Operating expenses (non-GAAP) to GAAP Operating expenses
	2011 Q4	2010 Q4	2011 Q3	2011	2010
	(in US dollar thousands)
Operating expenses (GAAP)	8,791	8,329	7,257	27,947	24,123
Stock based compensation	378	749	639	1,490	1,242
Amortization of acquired intangible assets	46	44	45	183	175
Operating expenses (non-GAAP)	8,367	7,536	6,573	26,273	22,707

(4) Operating income (non-GAAP)

Operating income (non-GAAP) excludes stock-based compensation and amortization of acquired intangible assets related to previous acquisitions. We believe that this non-GAAP financial measure provides meaningful supplemental information regarding our performance by excluding certain expenses and income that may not be indicative of our operating performance. Management uses the operating income (non-GAAP) measure to gain a better understanding of the Company's comparative operating performance from period-to-period and as a basis of planning and forecasting future periods. Management believes this non-GAAP measure, when read in conjunction with the Company's GAAP operating income and other GAAP financial metrics, provides useful information to investors by offering: a) the ability to make more meaningful period-to-period comparisons of the Company's on-going operating results; b) the ability to better identify trends in the Company's underlying business and perform related trend analysis; c) a better understanding of how management plans and measures the Company's underlying business; and d) an easier way to compare the Company's most recent results of operations against investor and analyst financial models.

Reconciliation of Operating income (non-GAAP) to GAAP Operating income
	2011 Q4	2010 Q4	2011 Q3	2011	2010
	(in US dollar thousands)
Operating income (GAAP)	3,878	2,792	2,233	8,328	5,623
Stock based compensation	378	749	639	1,490	1,242
Amortization of acquired intangible assets	46	44	45	183	175
Operating income (non-GAAP)	4,301	3,585	2,918	10,002	7,039

(5) Operating margin of net revenue (non-GAAP)

Operating margin of net revenue (non-GAAP) is calculated by dividing operating income, excluding amortization of acquired intangible assets and stock-based compensation expenses, divided by net revenue (non-GAAP). We believe that this non-GAAP financial measure provides meaningful supplemental information regarding our performance by excluding certain expenses and income that may not be indicative of our operating performance. Management uses the operating margin of net revenue (non-GAAP) measure to gain a better understanding of the Company's comparative operating performance from period-to-period and as a basis of planning and forecasting future periods. Management believes this non-GAAP measure, when read in conjunction with the Company's GAAP operating margin and other GAAP financial metrics, provides useful information to investors by offering: a) the ability to make more meaningful period-to-period comparisons of the Company's on-going operating results; b) the ability to better identify trends in the Company's underlying business and perform related trend analysis; c) a better understanding of how management plans and measures the Company's underlying business; and d) an easier way to compare the Company's most recent results of operations against investor and analyst financial models.

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Reconciliation of Operating margin (non-GAAP) to GAAP Operating margin
	2011 Q4	2010 Q4	2011 Q3	2011	2010
Operating margin (GAAP)	13.1%	12.7%	11.7%	10.8%	9.2%
Stock based compensation	1.3%	3.4%	3.3%	1.9%	2.0%
Amortization of acquired intangible assets	0.2%	0.2%	0.2%	0.2%	0.3%
Third Party Hardware Costs	0.0%	0.0%	0.2%	0.0%	0.2%
Operating margin (non-GAAP)	14.5%	16.4%	15.4%	13.0%	11.8%

(6) Net income (non-GAAP)

Net income(non-GAAP) excludes stock-based compensation and amortization of acquired intangible assets related to the previous acquisitions.  We believe that this non-GAAP financial measure provides meaningful supplemental information regarding our performance by excluding certain expenses and income that may not be indicative of our operating performance. Management uses the net income (non-GAAP) measure to gain a better understanding of the Company's comparative operating performance from period-to-period and as a basis of planning and forecasting future periods. Management believes the Company's net income (non-GAAP) measure, when read in conjunction with the Company's GAAP net income measure and other GAAP financial metrics, provides useful information to investors by offering: a) the ability to make more meaningful period-to-period comparisons of the Company's on-going operating results; b) the ability to better identify trends in the Company's underlying business and perform related trend analysis; c) a better understanding of how management plans and measures the Company's underlying business; and d) an easier way to compare the Company's most recent results of operations against investor and analyst financial models.

Reconciliation of net income from continuing operations attributable to Yucheng (non-GAAP) to GAAP net income from continuing operations
	2011 Q4	2010 Q4	2011 Q3	2011	2010
	(in US dollar thousands)
Net Income from continuing operations(GAAP)	3,456	2,344	1,944	7,073	5,160
- Stock based compensation	378	749	639	1,490	1,242
- Amortization of acquired intangible assets	46	44	45	183	175
Net Income from continuing operations(non-GAAP)	3,879	3,138	2,629	8,746	6,576

Reconciliation of net income attributable to Yucheng (non-GAAP) to GAAP net income
	2011 Q4	2010 Q4	2011 Q3	2011	2010
	(in US dollar thousands)
Net Income (GAAP)	3,456	-1,631	1,944	7,073	297
- Stock based compensation	378	749	639	1,490	1,242
- Amortization of acquired intangible assets	46	44	45	183	175
Net Income (non-GAAP)	3,879	-838	2,629	8,746	1,713

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(7) Net income (non-GAAP) per diluted share

Net income (non-GAAP) per diluted share is calculated by dividing net income (non-GAAP) (which as discussed above excludes stock-based compensation expenses and amortization of acquired intangible assets) by the same number of weighted average shares outstanding used in the computation of net income per diluted share. Management believes that net income (non-GAAP) per diluted share, when used in conjunction with the Company's GAAP net income per diluted share, provides useful information to investors for the same reasons discussed above regarding net income (non-GAAP). In addition, net income (non-GAAP) per diluted share allows investors to evaluate the Company's operating performance from period to period on a per share basis, thus providing a useful basis for assessing the Company's value on a per share basis.

Reconciliation of net income from continuing operations (non-GAAP) per diluted share to GAAP net income from continuing operations per diluted share
	2011 Q4	2010 Q4	2011 Q3	2011	2010
	(in US dollar)
GAAP net income from continuing operations Per diluted Share	0.17	0.12	0.10	0.36	0.27
- Stock based compensation	0.02	0.04	0.03	0.08	0.07
- Amortization of acquired intangible assets	0.00	0.00	0.00	0.01	0.01
Non-GAAP net income from continuing operations Per diluted Share	0.20	0.16	0.14	0.45	0.35

Reconciliation of net income (non-GAAP) per diluted share to GAAP net income per diluted share
	2011 Q4	2010 Q4	2011 Q3	2011	2010
	(in US dollar)
GAAP net income Per diluted Share	0.17	-0.08	0.10	0.36	0.02
- Stock based compensation	0.02	0.04	0.03	0.08	0.07
- Amortization of acquired intangible assets	0.00	0.00	0.00	0.01	0.01
Non-GAAP net income Per diluted Share	0.20	-0.04	0.14	0.45	0.09

Cautionary Note Regarding Forward-Looking Statements

The information contained in this document is as of February 15, 2012. Yucheng assumes no obligation to update any forward-looking statements contained in this document as a result of new information or future events or developments.

This press release includes forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Forward looking statements are statements that are not historical facts. Forward-looking statements generally can be identified by the use of forward looking terminology, such as ''may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. Such forward-looking statements, based upon the current beliefs and expectations of Yucheng's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: current dependence on the PRC banking industry demand for the products and services of Yucheng; competition from other service providers in the PRC and international consulting firms; the ability to update and expand product and service offerings; retention and hiring of qualified employees; protection of intellectual property; creating and maintaining quality product offerings; and operating a business in the PRC with its changing economic and regulatory environment. A further list and description of these risks, uncertainties, and other matters can be found in our Annual Report on Form 20-F for the fiscal year ended December 31, 2010, and in our interim current reports on Form 6-K filed with the United States Securities and Exchange Commission and available at www.sec.gov.

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For more information about Yucheng, please visit www.yuchengtech.com.

For investor and media inquiries, please contact:

In China:

Mr. Steve Dai
Yucheng Technologies Limited
Tel: +86-10-5913-7889
Email: investors@yuchengtech.com

1	Net revenue (non-GAAP) measures used in this press release represents total revenue net of third-party hardware and software costs.

2	Gross margin of net revenue (non-GAAP) is calculated by dividing gross profit by net revenue (non-GAAP).

3	Operating expenses (non-GAAP) is calculated by excluding stock-based compensation expenses and amortization of acquired intangible assets.

4	Income from operations (non-GAAP) is calculated by subtract operating expenses (non-GAAP) from gross profits.

5	Operating margin of net revenue (non-GAAP) is calculated by dividing operating income, excluding amortization of acquired intangibles and stock-based compensation expenses, divided by net revenue (non-GAAP)

6	Net income (non-GAAP) measures exclude stock-based compensation expenses, amortization of acquired intangible assets, impairment loss on investment, after-tax dividend income and non-recurring merger related expenses

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